HERTZ GLOBAL HOLDINGS, INC.
225 Brae Boulevard
Park Ridge, NJ 07656

November 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Registration Statement on Form S-1
of Hertz Global Holdings, Inc.

File No. 333-135782

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Hertz Global Holdings, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M. (EST) on November 15, 2006 or as soon thereafter as possible.

The Registrant hereby acknowledges that:

(i)             should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)           the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

HERTZ GLOBAL HOLDINGS, INC.

By:	/s/ PAUL J. SIRACUSA
	Name:	Paul J. Siracusa
	Title:	Executive Vice President and Chief
Financial Officer

November 13, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hertz Global Holdings, Inc.
Filed on Form S-1
Registration No. 333-135782

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 27, 2006 and the date hereof 36,995 copies of the Preliminary Prospectus dated October 27, 2006 were distributed as follows: 32,469 to 26 prospective underwriters; 4,360 to 4,360 institutional investors; 145 to 2 prospective dealers; 1 to 1 individual; 9 to 3 rating agencies and 11 to 11 others.

In connection with the above-captioned Registration Statement, we also wish to advise that between November 7, 2006 and the date hereof 2,900 copies of the Preliminary Prospectus dated November 7, 2006 were distributed as follows: 2,475 to 25 prospective underwriters and 425 to 425 institutional investors; and between November 13, 2006 and the date hereof 3,740 copies of the Preliminary Prospectus dated November 13, 2006 were distributed as follows: 3,610 to 25 prospective underwriters and  130 to 130 institutional investors

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00pm EST on November 15, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
LEHMAN BROTHERS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
J.P. MORGAN SECURITIES INC.

As Representatives of the
Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

On behalf of the Representatives